February 23, 2007	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

106 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on the Preliminary Information Statement on Schedule 14C of EQ Advisors Trust (File No. 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided by telephone on February 6, 2007 concerning the Preliminary Information Statement on Schedule 14C (the “Information Statement”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2007, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the Definitive Information Statement as filed with the SEC today. Unless otherwise noted, defined terms have the same meaning as in the Information Statement.

Introduction

1. The third paragraph states that the Board of Trustees approved a name change for the Portfolio. However, the new name provided in the third paragraph is the same as that provided in the first paragraph. Please clarify this inconsistency.

The Trust has made the requested change.

Factors Considered by the Board

2. Confirm that conclusions as to each of the factors enumerated have been provided. See Instruction 1 to Item 22(c)(11).

The Trust confirms that the conclusions provided in the last paragraph of this section cover each of the factors identified in the first paragraph of this section.

3. If applicable, disclose whether any of the factors enumerated under Item 22(c)(11)(i) were not relevant and disclose why they were not relevant. See Instruction 2 to Item 22(c)(11).

February 23, 2007

The Trust confirms that the disclosure addresses each of the factors identified in Item 22(c)(11)(i) under the caption “Factors Considered by the Board.”

Information Regarding the Investment Advisory Agreement

4. Provide the information required by Item 22(c)(1) with respect to the Amended and Restated Investment Advisory Agreement between AXA Equitable and Wells Capital Management.

The Trust has made the requested change.

5. For the comparable portfolios’ fee table provided after the fourth paragraph in this section, reconcile the use of the phrase “Annual Advisory Fee Rate” in the first table with “Effective Annual Advisory Fee Rate” in the second. Also confirm that all the information required by Item 22(c)(10) has been provided.

The Trust has reconciled the relevant disclosure. The Trust also confirms that all of the information required by Item 22(c)(10) has been provided.

Information Regarding each New Adviser

6. Clarify the reference to “this U.S. Small Cap Growth Strategy” in the last sentence of the first paragraph under “Information Regarding Wells Capital Management.”

The Trust has removed the reference to “this U.S. Small Cap Growth Strategy.”

7. Disclose the information required by Item 22(c)(2) for the principal executive officer and each director of each new Adviser.

The Trust has made the requested changes.

8. Disclose the name and address of all parents of each new Adviser in accordance with Item 22(c)(3).

The Trust has made the requested changes.

Financial Data

9. Confirm that any financial and other dated information is as current as required by Schedule 14A.

February 23, 2007

The Trust confirms that the Definitive Information Statement includes financial and other information as current as required.

Prospectus Supplement

10. Confirm whether the Trust has supplemented its prospectus and statement of additional information to reflect the changes described in the Information Statement.

The Trust confirms that it has supplemented its prospectus and SAI to reflect these changes.

Miscellaneous

11. Provide “Tandy” representations in the form of an EDGAR correspondence in regard to the Information Statement.

The Trust has provided the requested representations in separate correspondence relating to the Definitive Information Statement.

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Should you have any further comments on these matters, or any questions, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

February 23, 2007

cc:	Patricia Louie, Esq.
AXA Equitable Life Insurance Company

Enclosure